UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2008

                                   PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


        This Report includes the following documents:

1. A press release from Pearson plc announcing Acquisition of Money-Media





3 January 2008



PEARSON ACQUIRES MONEY-MEDIA; ENHANCES FT'S SERVICES TO GLOBAL ASSET MANAGEMENT INDUSTRY

Pearson, the international education and information company, today announces the acquisition of Money-Media, the US-based leader in online news and commentary for the money management industry, from Michael D. Griffin, Money-Media's sole voting shareholder and CEO.

Money-Media, through its products Ignites, Fundfire, BoardIQ, Agenda and ODX, offers highly-respected online services, publications and conferences. It provides must-have news and analysis via email and its websites to mutual fund managers, institutional investors, high-net-worth individuals, company directors and advisers. It had revenues of $16m in 2007 - approximately two-thirds of which were generated through subscriptions with high renewal rates - and had estimated gross assets of $4m at the year end.

Money-Media's specialist services will improve the ability of the Financial Times to reach the asset management community in the US, enhancing its recent launch of a US edition of FTfm (its dedicated fund management newspaper supplement); and globally, building on the FT's unique global franchise.

"This acquisition supports and extends our strategy of building strong subscriber and digital businesses in core sectors," said John Ridding, Chief Executive of the FT. "Asset managers need reliable, relevant and timely information about the globalisation of investments, diversification of asset classes, mitigation of risk and frequent changes in regulation. Money-Media has built a senior and loyal audience in the US, and we see substantial scope for international growth with the FT's global presence and expertise behind it."


ENDS


For more information:

Luke Swanson/Simon Mays-Smith/Charles Goldsmith, Pearson Plc +44 (0)20 7010 2310

Tom Glover, FT Group +44 (0)7980 621 020



                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 03 January 2008

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary